Management's Discussion and Analysis

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025

Management Discussion and Analysis
For the three and six months ended June 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)

Cautionary Note
Forward-Looking Information
This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition. Forward-looking statements relate, but are not limited, to: the planned exploration, development and mining activities and expenditures of the Company, including estimated production, cash costs, all-in sustaining costs, and capital expenditures, the future cash flows from operations, net debt and financial results benefits results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Company's projects, including cash flows, revenue potential, development, capital and operating expenditures, development costs and timing thereof, extraction rates, production, life of mine projections and cost estimates; magnitude or quality of mineral deposits; anticipated advancement of permitting, optimization and the mine plans for the Company's projects, as applicable; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; anticipated advancement of the Company's projects and future exploration prospects; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; relationships with local communities; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the Company's projects; future growth potential of the Company's projects; and future development plans. Forward-looking statements are often identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, ‘believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions.
Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's abilities to complete its planned exploration and development programs; the absence of adverse conditions at the Company's projects; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This list in not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions and have attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in the Company's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and on the EDGAR issuer profile for the Company at www.sec.gov.
Investors are cautioned not to put undue reliance on forward-looking statements. The forward looking-statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company

Management Discussion and Analysis
For the three and six months ended June 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)
disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
Cautionary Note to U.S. Investors
This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this MD&A has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and information contained in this MD&A may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.
Qualified Person
Technical information contained in this MD&A has been reviewed and approved by Gregory Robinson, P.E., SME Registered Member, and General Manager of Florida Canyon, who is a Qualified Person as defined by NI 43-101.

Management Discussion and Analysis
For the three and six months ended June 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)

Management Discussion and Analysis
For the three and six months ended June 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)

1. Introduction
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Integra Resources Corp. (“Integra”, “we”, “our” or the “Company”), our liquidity, capital resources, and operational and financial performance as at, and for the three and six months ended June 30, 2025, in comparison to the corresponding prior-year periods.
This MD&A should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and notes (the "Financial Statements"), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements under International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), for the three and six months ended June 30, 2025.
This MD&A should also be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2024 (the “2024 Annual Financial Statements”), related annual MD&A, Form 40-F/Annual Information Form, and other continuous disclosure materials available on our website at www.Integraresources.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as applicable (for avoidance of doubt, unless specifically noted, no items from these or other websites mentioned in this MD&A are incorporated by reference).
All amounts in this MD&A and the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2025 are presented in United States dollars (“USD”) unless identified otherwise.
The following are other abbreviations used throughout this MD&A: Au (gold), oz (ounces), gpt (grams per tonne), kt (kilotonne or thousands of tonnes), km (kilometres), and tpd (tonnes per day).
The effective date of this MD&A is August 13, 2025.
Non-GAAP Financial Measures
This MD&A refers to various non-GAAP measures which are used by the Company to manage and evaluate operating performance at the Company's Florida Canyon Mine and though widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS Accounting Standards, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Non-GAAP Financial Measures” for a detailed description, and a reconciliation to the most comparable GAAP measure, of the following measures used in this MD&A:
•Average realized gold price
•Adjusted earnings & adjusted earnings per share
•Sustaining and non-sustaining capital expenditures
•Free cash flow & free cash flow per share (basic)
•Working capital
•Operating Margin
•Operating cash flow before change in working capital & Operating cash flow before change in working capital per share (basic)
•Operating cash flow per share (basic)
•Cash costs
•Mine-site all-in sustaining costs ("Mine-site AISC")
•All-in sustaining costs ("AISC")

2. Description of Business
Integra is a growing Canadian-based precious metals producer headquartered in Vancouver, BC and is focused on gold mining, mine development and mineral exploration activities in the Great Basin of the Western USA. The Company's principal focus includes operating its Florida Canyon mining operation ("Florida Canyon" or the "Florida Canyon Operation" or the "Florida Canyon Mine") and engaging in exploration and development of its two flagship development-stage heap leach projects: the past producing DeLamar Project ("DeLamar" or "DeLamar Project") in southwestern Idaho, and the Nevada North Project ("Nevada North" or "Nevada North Project") in western Nevada.
Integra has an ongoing initiative to increase its asset base by expanding current Mineral Resource and Reserve Estimates, acquiring, discovering and developing high value precious metal projects, and ultimately operating multiple precious metals

INTEGRA RESOURCES CORP.	5

Management Discussion and Analysis
For the three and six months ended June 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)
mines in the Americas. The Company is listed on the TSX Venture Exchange (Symbol: ITR) and on the NYSE-American (Symbol: ITRG).

3. Highlights
The following highlights refer to adjusted earnings, free cash flow, cash costs, AISC, operating cash flow before changes in working capital, operating margin, and treasury assets which are described in more detail in section "10. Non-GAAP Financial Measures" of this MD&A.
Q2 2025
•Mined 3,074,440 tonnes of ore and 2,966,291 tonnes of waste at a strip ratio of 0.96. As a result, mining rates were 33,785 tonnes per day (“tpd”), a 1% increase from Q1 2025.
•Produced 18,087 gold ounces.
•Sold 18,194 gold ounces at a record average realized price of $3,332 per gold ounce.
•Record quarterly revenue of $61.1 million which exceeded Q1 2025 revenue of $57.0 million.
•Record mine operating earnings of $25.2 million representing a 41% operating margin, exceeded the $15.5 million and 27% operating margin achieved in Q1 2025.
•Adjusted earnings of $11.8 million, or $0.07 per share, which exceeded the $4.4 million, or $0.03 per share in Q1 2025. Adjustments were largely related to unrealized derivative losses on the debt conversion feature and bullion contracts, transaction and integration costs, and the purchase price fair value adjustments to inventory recognized in the quarterly earnings.
•Net earnings were $10.6 million, or $0.06 earnings per share, compared to $1.0 million, or $0.01 earnings per share, in Q1 2025.
•Cash costs of $1,849 per gold ounce decreased from $2,016 in Q1 2025. H1 2025 cash costs of $1,936 per gold ounce were slightly higher than the Company's guidance range of $1,800 to $1,900 per gold ounce but are expected to remain within guidance for the year.
•Mine-site all-in sustaining costs (“Mine-site AISC”) increased to $2,641 per gold ounce, up from $2,342 in Q1 2025, primarily due to $8.2 million in higher planned sustaining capital expenditures, mainly related to equipment refurbishments and heap leach pad expansion. H1 2025 Mine-site AISC of $2,486 per gold ounce is within the guidance range of $2,450 to $2,550 per gold ounce.
•Operating cash flow of $16.3 million, increased from $16.1 million, in Q1 2025 largely from higher metal prices. Operating cash flow before changes in working capital in the quarter was $16.6 million. Both figures are net of the payment of income taxes, which totaled $1.7 million.
•Free cash flow generation was $2.1 million, or $0.01 per share, for the quarter.
•Ended the quarter with cash and cash equivalents of $63.0 million, an increase of 3% from $61.1 million at the end of Q1 2025.

INTEGRA RESOURCES CORP.	6

Management Discussion and Analysis
For the three and six months ended June 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)

4. 2025 Guidance
Integra reaffirms its 2025 guidance, outlined below, which includes an outlook for production, operating costs, sustaining and growth capital, and development spending across the Company’s portfolio.
2025 Guidance Summary
Integra has set its full year 2025 guidance as follows:

Guidance Metric	Unit	2025
Florida Canyon Mine
Gold production	ounces	70,000 - 75,000
Total cash cost (1)	$/oz sold	$1,800 - $1,900
Mine-site all-in sustaining cost ("AISC") (1)	$/oz sold	$2,450 - $2,550
Sustaining capital expenditures and leases	$ millions	48.0 to 53.0
Growth capital expenditures	$ millions	8.0 - 10.0
DeLamar & Nevada North Projects
Project advancement	$ millions	14.5 - 15.5
Corporate
General and administrative expenses (2)	$ millions	7.5 - 8.0
(1)Non-GAAP measure. Refer to the "Non-GAAP Measures" section of this MD&A.
(2)Excludes stock-based compensation and depreciation (non-cash items)
2025 Production, Cost, and Growth Outlook – Florida Canyon Mine
Gold production from the Florida Canyon Mine is expected to be 70,000 to 75,000 ounces in 2025. The Company is planning to mine approximately 13.5 million tonnes of ore and 11.2 million tonnes of waste for a total of 24.7 million tonnes, resulting in a strip ratio of 0.83. The increased strip ratio in 2025 is a result of catching up on stripping postponed by previous owners, as well as additional stripping required to access new areas for mining.
Cash costs at Florida Canyon are expected to range from $1,800 to $1,900 per ounce of gold sold, including royalties. Integra has numerous ongoing optimization studies at Florida Canyon focused on identifying areas for increased efficiency and cost reduction; however, the potential benefits of these initiatives are not reflected in the current guidance.
Sustaining capital expenditures of $48.0 million to $53.0 million are focused on capitalized waste stripping, mobile fleet rebuild and replacement financing, heap leach pad expansion, and other sustaining items. Sustaining capital expenditure is weighted more heavily toward the third quarter of 2025, with increasing expenditures for the heap leach pad expansion and fleet refurbishment. Approximately 45% of the annual sustaining capital is expected to be deployed in the third quarter of the year, which will result in an elevated mine-site all-in sustaining cost during this period.
Mine site all-in sustaining costs at Florida Canyon are expected to range from $2,450 to $2,550 per ounce of gold sold, which reflects the capital-intensive period at Florida Canyon expected in 2025 and 2026. The increase to the mine-site all-in sustaining cost guidance range in 2025 versus actual first quarter costs is primarily a result of timing of sustaining capital expenditures.
Growth capital between $8.0 million and $10.0 million at Florida Canyon will be deployed on expansion projects and various studies including drill testing oxide targets, mobile equipment financing to grow the fleet, engineering studies on potential steepening of pit wall slopes, and the possibility of increasing run-of-mine gold mineralized material to the heap leach pad. At Florida Canyon approximately $1.5 million has been allocated to support the 2025 growth drilling program, consisting of ~10,000 meters of reverse circulation and sonic drilling ("RC Drilling") focused on near-mine targets designed to support oxide mineral reserve and resource growth and mine life extension. Drilling commenced in early May and is expected to conclude in the third quarter of 2025, with initial assay results expected to be released during the summer months of 2025. The drill program is expected to support a mineral resource and reserve update and a revised life-of-mine plan in 2026.

INTEGRA RESOURCES CORP.	7

Management Discussion and Analysis
For the three and six months ended June 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)
2025 Development Outlook – The DeLamar Project and the Nevada North Project
Integra remains committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Gold-Silver Project located in southwestern Idaho and the Nevada North Project located in western Nevada. The total expected project development spending in 2025 is $14.5 million to $15.5 million.
At DeLamar, efforts in 2025 continue to be focused on the completion of the Feasibility Study and permitting advancement. A total of $12.0 million to $12.5 million has been allocated to advancing DeLamar in 2025. Approximately 15% of the anticipated budget at DeLamar is allocated to engineering studies that will support the upcoming Feasibility Study, which is expected to be delivered in H2 2025. Approximately 40% of the budget for DeLamar will directly support permitting activities. In March 2025, Integra submitted the Mine Plan of Operations (“MPO”) for DeLamar to the United States Bureau of Land Management (“BLM”). The submission of the updated MPO to the BLM initiates the pathway for the issuance of a Notice of Intent (“NOI”), which is a formal announcement of the BLM’s intent to prepare an Environmental Impact Statement (“EIS”) to evaluate the potential environmental effects of the proposed action in accordance with the National Environmental Policy Act (“NEPA”). The most recently submitted and updated MPO was designed to reduce the amount of surface disturbance of the proposed DeLamar mine development, relative to previous MPO versions, with more proposed development to occur on existing surface disturbance caused by past mining operations.
Nevada North consists of two mineral exploration deposits, the Wildcat Deposit (“Wildcat”) and the Mountain View Deposit (“Mountain View”). At Nevada North, the Company has allocated approximately $2.5 million to $3.0 million to execute several initiatives focused on continued project advancement and de-risking. The Company anticipates completing a metallurgical test work program at Wildcat and commencing a geochemical sampling program designed to assess future development criteria for mineralized oxide material and waste rock in H2 2025. Metallurgical and geochemical testing is being completed to support future economic studies and permitting efforts at Nevada North. These initiatives contribute to Integra’s long-term growth strategy which involves the de-risking and permitting of its key development stage heap leach projects to build a leading U.S. focused intermediate gold producer.

5. Health, Safety and Environment
Integra experienced zero fatalities and zero lost time incidents for the first six months of 2025. Two MSHA-reportable injuries occurred at Florida Canyon in Q2, which brings the year to date total to four. The 2025 total recordable incident frequency rate ("TRIFR") at Florida Canyon is 1.89.
Integra experienced zero reportable environmental spills for the first six months of 2025. The Company experienced zero other environmental non-compliances in Q2, which leaves the total reportable non-compliances at two for the first six months of 2025.

INTEGRA RESOURCES CORP.	8

Management Discussion and Analysis
For the three and six months ended June 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)

6. Operating Performance
The following operating performance refers to adjusted earnings, adjusted earnings per share (basic), operating cash flow per share (basic), free cash flow, free cash flow per share (basic), cash costs, AISC, and treasury assets which are described in more detail in section "10. Non-GAAP Financial Measures" of this MD&A:

		Three months ended June 30,	Six months ended June 30,
OPERATIONAL	Unit	2025	2025
Ore mined	kt	3,074	6,096
Waste mined	kt	2,966	4,765
Strip ratio	waste/ore	0.96	0.78
Crushed ore to pad	kt	1,882	3,646
Run of mine ore to pad	kt	1,275	2,474
Total placed	kt	3,157	6,120
Ore mined/day	tpd	33,785	33,494

Gold
Average grade	gpt	0.21	0.22
Recovery	%	60.5%	60.4%
Produced	oz	18,087	37,410
Sold	oz	18,194	37,734

		Three months ended June 30,	Six months ended June 30,
FINANCIAL	Unit	2025	2025
Revenue	$ millions	$61.1	$118.1
Cost of sales	$ millions	$(35.9)	$(77.4)
Mine operating earnings	$ millions	$25.2	$40.7
Earnings for the period	$ millions	$10.6	$11.6
Earnings per share (basic)	$/share	$0.06	$0.07
Adjusted earnings for the period	$ millions	$11.8	$16.2
Adjusted earnings per share (basic)	$ millions	$0.07	$0.10
Operating cash flow	$ millions	$16.3	$32.0
Operating cash flow per share (basic)	$/share	$0.10	$0.19
Free cash flow	$ millions	$2.1	$11.8
Free cash flow per share (basic)	$/share	$0.01	$0.07
Cash costs	$/oz sold	$1,849	$1,936
Mine-site AISC	$/oz sold	$2,641	$2,486
			June 30, 2025
Cash and cash equivalents	$ millions		$63.0

INTEGRA RESOURCES CORP.	9

Management Discussion and Analysis
For the three and six months ended June 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Mine
In Q2 2025 the Company mined 3,074,440 tonnes of ore from its open pit operations, a 2% increase compared to the 3,021,457 tonnes mined in Q1 2025. The Company also mined 2,966,291 tonnes of waste during the quarter, resulting in a strip ratio of 0.96, up from 1,798,502 tonnes of waste and a strip ratio of 0.60 in Q1 2025. The higher strip ratio in Q2 reflects increased capitalized waste stripping aligned with the Company’s re-investment strategy at Florida Canyon, as outlined in its 2025 guidance. Mining rates increased in Q2 compared to Q1, driven by improved mechanical availability of haul trucks resulting from the addition of rental units and optimized haul routes.
In H1 2025, the Company mined a total of 6,095,897 tonnes of ore and 4,764,792 tonnes of waste, for a strip ratio of 0.78. Mining rates are expected remain elevated in H2 2025 due to continued waste stripping in higher pits, and increased ROM tonnes placed. This is consistent with the Company's full year guidance.
Production
In Q2 2025, the Company produced 18,087 ounces of gold, compared to 19,323 ounces in Q1 2025. Q2 production was lower than Q1 due to a one-time efficiency improvement project that added about 2,000 ounces in Q1. Consistent production was supported by the recovery of gold ounces placed on the Phase IIIa heap leach pad during the first half of 2025, as well as residual ounces leached from Phase I and II heap leach pads. During the second quarter 2025 construction of the Phase IIIb heap leach pad at Florida Canyon was initiated, with commissioning expected in late 2025.
During H1 2025 the Company produced 37,410 oz gold, in line with the annual guidance of 70,000 to 75,000 gold ounces. H2 2025 will benefit from higher ounces placed as ROM tonnes increase and improved grades from the North Pit. Additionally, we expect continued recovery of residual ounces from Phases I & II.
Average process recoveries in the quarter of 60.5% Au, were slightly improved from the 60.4% Au achieved in Q1 2025.
Average process recoveries in H1 2025 of 60.4% Au, were in line with expectations.
Sustaining and Non-sustaining Capital
In Q2 2025, the Company invested $14.2 million in sustaining capital, bringing total H1 2025 spending to $20.2 million. This reflects the Company's continued commitment to reinvesting in the mine through new leach pad construction, increased capital stripping and mobile equipment refurbishments.

The Company also invested $0.8 million in non-sustaining growth capital during both the 2025 quarter and year-to-date periods. This spending was focused on testing lateral extensions and in-pit infill drilling, as well as a nominal amount of waste dump drilling.

These expenditures are in line with the Company's 2025 Guidance.
Cash Costs and Mine-site AISC
Cash costs averaged $1,849 per gold ounce in Q2 2025 and $1,936 per gold ounce for H1 2025. Mine-site AISC averaged $2,641 per gold ounce in Q2 2025 and $2,486 per gold ounce for H1 2025, aligning with the Company's 2025 AISC Guidance of $2,450 to $2,550 per ounce sold.
Exploration
The Company continued its resource growth-focused drill program at Florida Canyon, completing approximately 5,700 meters of drilling by the end of June. An additional 2100 meters were drilled after June 30th. The 2025 program originally planned for approximately 10,000 meters of RC Drilling, was subsequently expanded to 16,000 meters. Drilling is focused on three key areas: (1) evaluating near-surface oxide potential from historical waste areas; (2) expanding in-situ resources between existing open pits; and (3) testing lateral extensions and conducting in-pit infill drilling. The program is specifically designed to support resource and reserve growth and extend mine life at Florida Canyon.
Program expenditures totaled $1.1 million in Q2 and $1.2 million year-to-date. Following the initial success of the drilling, the scope of the program was expanded by approximately 6,000 meters, with a focus on historical waste areas.

INTEGRA RESOURCES CORP.	10

Management Discussion and Analysis
For the three and six months ended June 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)

7. Development Projects
The MPO for the DeLamar Project is currently under review by the U.S. Department of the Interior Bureau of Land Management and cooperating Federal and State agencies. A favorable Determination of Completeness by BLM will be followed by their environmental review of the Project in accordance with NEPA. Concurrently, Integra will work with Federal, state and local regulatory authorities to obtain all necessary permits for mine construction, operations, and reclamation.
The Feasibility Study for DeLamar continues with mine planning evaluating pit sizing and sequencing to develop the final mine plan. Operating and capital cost estimates will be finalized following the completion of the mine plan. The Feasibility Study is expecting to be released in H2 2025.
Metallurgical testing continues on core from the Wildcat project. The environmental analysis for the Wildcat Exploration Plan of Operations for Wildcat is complete, and decision documentation will be complete pending a Memorandum of Agreement with the State Historical Preservation Office and Tribal governments. Hydrological drilling at Wildcat is to be completed in H2 2025 under an existing Notice. The Reclamation Permit from NDEP BMRR is also in process and anticipated in H2 2025.
Environmental analysis for the Mountain View Exploration Plan of Operations is also complete, and a Final EA will soon be published and the NDEP BMRR Reclamation Permit is similarly imminent.
External Affairs efforts for the quarter focused on regional outreach in Nevada and Idaho, along with federal engagement in Washington, D.C. Following several years of focused engagement on various aspects of the DeLamar Mine Project design, several stakeholder-informed refinements are being incorporated into the MPO.

INTEGRA RESOURCES CORP.	11

Management Discussion and Analysis
For the three and six months ended June 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)

8. Financial Performance
Net earnings
During the three and six months ended June 30, 2025, net earnings were $10.6 million and $11.6 million, respectively, compared to net losses of $6.8 million and $12.3 million for the same periods in 2024. The net earnings in 2025, compared to net losses in 2024, reflect the inclusion of operating results from the Florida Canyon Mine, which was acquired on November 8, 2024. Net earnings in Q2 2025 benefited from rising average realized gold prices throughout the quarter. Current taxes in Q2 2025 resulted from taxes from current period operations.
The table below summarizes the differences in net earnings for the three and six months ended June 30, 2025, compared to the corresponding periods in 2024:

	Three months	Six months	Note
Net loss, period ended June 30, 2024	$(6,776)	$(12,271)
Revenue	61,072	118,097	1
Increased production costs, and royalties and excise taxes	(32,484)	(70,698)
Increased depreciation	(3,378)	(6,705)
Increased cost of sales	$(35,862)	$(77,403)	2
Increased mine operating earnings	$25,210	$40,694
Increased income tax expense	(4,947)	(8,371)	3
Derivative losses	(1,786)	(5,351)	4
Decreased other income	(782)	(3,232)	5
General and administrative expenses	(843)	(1,187)	6
Interest and finance expense	(783)	(1,539)	7
Decreased foreign exchange losses	836	1,108
Other	513	1,774
Net earnings, period ended June 30, 2025	$10,642	$11,625
1)Revenue
In Q2 2025 the Company sold 18,194 ounces of gold at average realized prices of $3,332 per ounce of gold generating record revenue of $61.1 million, compared to 19,540 ounces at average realized prices of $2,888 per ounce in Q1 2025, resulting in revenues of $57.0 million.
In H1 2025 the Company sold 37,734 ounces of gold at average realized prices of $3,102 per ounce of gold, generating revenue of $118.1 million. There are no revenues in the comparable 2024 period, as the Company acquired the Florida Canyon Mine in November of 2024 (the "Florida Canyon Acquisition").
2)Cost of sales
In Q2 2025 cost of sales were $35.9 million, compared to $41.5 million in Q1 2025. This decrease is primarily driven by lower ounces sold in the quarter.
H1 2025 cost of sales were $77.4 million, with no production costs in the first half of 2024, prior to the Florida Canyon Acquisition.
3)Income tax expense
In Q2 2025 income tax expense was $4.9 million, compared to $3.4 million in Q1 2025. This increase was primarily driven by increased profitability in the second quarter.
H1 2025 income tax expense was $8.4 million, with no tax expense in the first half of 2024 where the Company's focus was exploration and development.
4)Derivative losses
In Q2 2025, derivative losses were $1.9 million, an increase $1.8 million from $0.1 million in Q2 2024. In H1 2025, derivative losses were $5.0 million, a $5.4 million increase from gains of $0.4 million in H1 2024.

INTEGRA RESOURCES CORP.	12

Management Discussion and Analysis
For the three and six months ended June 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)
In both the quarterly and year-to-date periods, this increase was driven primarily by $4.0 million of unrealized losses on the derivative conversion feature of the convertible debt facility. The increased loss was driven by the increased rise in Integra's share price in relation to the comparable period. Additionally, the Company recorded $1.0 million in unrealized losses on bullion put options held under its price protection program, driven by the increase in gold prices during 2025.
5)Other expense (income)
The Company recorded other expenses of $0.8 million in Q2 2025 as a result of $1.0 million in non-deductible tax penalties at Florida Canyon, which were partially offset by $0.3 million in other income. In H1 2025, other expenses totaled $3.1 million, comprised of $2.1 million in transaction and integration costs, $1.0 million in non-deductible tax penalties as discussed above, offset by $0.3 million in other income. The transaction costs in H1 2025 are primarily related to integration costs resulting from the Florida Canyon Acquisition.
6)General and administrative ("G&A") expenses
In Q2 2025 G&A expenses amounted to $2.7 million, an increase of $0.8 million compared to the $1.8 million recorded in Q2 2024. H1 2025 G&A expenses totaled $4.9 million, an increase of $1.2 million from the $3.7 million recorded in the comparable 2024 period.
In both the quarterly and year-to-date periods, the increase in G&A expenses was primarily attributable to higher professional fees, comprising legal, tax and information technology services, and increased compensation and benefits, largely due to expanded staffing requirements.
7)Interest and finance expense
The Company recognized interest and finance expense of $1.5 million in Q2 2025, an increase of $0.8 million compared to the $0.7 million expenses incurred in Q2 2024. H1 2025 saw interest and finance expenses of $3.0 million, an increase of $1.5 million compared to the $1.4 million incurred in H1 2024.
In both the quarterly and year-to-date periods, the increases were primarily driven by increased reclamation accretion and lease interest expenses, resulting from leases and accretion reclamation obligations acquired from the Florida Canyon Mine.
Statement of Cash Flows
1)Operating activities
Cash flows provided by operations in Q2 2025 totaled $16.3 million, an increase of $21.5 million compared to the $5.1 million utilized in Q2 2024.
Cash flows generated by operations H1 2025 totaled $32.0 million, a $44.0 million increase compared to $12.0 million cash utilized in the comparable 2024 period.
In both the quarterly and year-to-date periods, the increase in cash flows is provided by the Florida Canyon Acquisition.
2)Investing activities
Investing activities utilized $12.7 million of cash in Q2 2025, a $12.3 million increase from $0.4 million utilized in Q2 2024. This increase was due to a $12.8 million increase in payments for mineral property, plant, and equipment, partially offset by increased interest received of $0.6 million.
H1 2025 investing activities utilized $16.7 million of cash, an $20.8 million increase compared to the $4.1 million generated in the comparable 2024 period. This was primarily due to a $16.4 million increase in payments for mineral properties, plant and equipment in line with 2025 Guidance, and $4.9 million in proceeds received from the sale of net smelter royalties in 2024.
3)Financing activities
Financing activities used $2.3 million of cash in Q2 2025, compared to $0.6 million in outflows in Q2 2024. The difference is primarily due to $2.0 million increased lease repayments due to leases acquired as part of the purchase of the Florida Canyon Mine.

INTEGRA RESOURCES CORP.	13

Management Discussion and Analysis
For the three and six months ended June 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)
H1 2025 financing activities utilized $5.1 million of cash, compared to $9.6 million generated during the comparable 2024 period. This change is mainly attributed to the $4.2 million increase in lease payments from acquired from Florida Canyon Mine, plus $9.9 million generated from equity financings in 2024.

9. Liquidity and Capital Position

Liquidity and Capital Measures	Jun 30, 2025	Dec 31, 2024	Change
Cash and cash equivalents	$63,033	$52,190	$10,843
Working capital(1)	$60,112	$64,403	$(4,291)
(1)Working capital, calculated as current assets less current liabilities, is a non-GAAP measure. Please refer to "10. Non-GAAP Financial Measures" section of the MD&A.
During the period ended June 30, 2025, the Company's working capital decreased by $4.3 million. The working capital decrease was mainly due to the increase in the revaluation of the debt derivative conversion feature and decrease in inventories, partially offset by a build-up in cash from strong operating results.
To ensure alignment with its capital needs, the Company develops annual budgets. These budgets are regularly reviewed and incorporate estimated production, exploration efforts, financing availability, and industry conditions.
Outstanding Share and Option Amounts
As at June 30, 2025, the Company had approximately 3.6 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $1.49 to CAD $11.41 and a weighted average life of 3.6 years. Approximately 1.3 million of the stock options were vested and exercisable at June 30, 2025, with an average weighted exercise price of CAD $4.02 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at August 13, 2025
Common Shares	169,001,790
Options(1)	3,568,854
Restricted Share Units	2,017,288
Deferred Share Units	1,012,287
Warrants	8,015,374
183,615,593
(1)Each option is convertible or exchangeable into one common share of the Company.

INTEGRA RESOURCES CORP.	14

Management Discussion and Analysis
For the three and six months ended June 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)

10. Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS Accounting Standards, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these measures differently.
Average realized gold price
Average realized gold price per ounce is calculated by dividing the Company’s gross revenue from gold sales for the relevant period by the gold ounces sold, respectively. The Company believes the measure is useful in understanding the gold prices realized by the Company throughout the period. The following table reconciles revenue and gold sold during the period with average realized prices:

	Three months ended June 30,	Six months ended June 30,
	2025	2025
Gold revenue	$60,620	$117,050
Gold ounces sold during the period	18,194	37,734
Average realized gold price (per oz sold)	$3,332	$3,102
Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are those required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Three months ended June 30,	Six months ended June 30,
	2025	2025
Payments for mineral properties, plant and equipment	$13,004	$16,789
Payments for equipment leases	2,007	4,241
Total capital expenditures	15,011	21,030
Less: Non-sustaining capital expenditures	(817)	(817)
Sustaining capital expenditures	$14,194	$20,213
Free cash flow
Free cash flow, a non-GAAP financial metric, subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended June 30,	Six months ended June 30,
	2025	2025
Operating cash flow	$16,305	$32,037
Less: sustaining capital expenditures	(14,194)	(20,213)
Free cash flow	$2,111	$11,824
Free cash flow per share (basic)	$0.01	$0.07
Weighted average shares outstanding (basic)	168,930	168,820

INTEGRA RESOURCES CORP.	15

Management Discussion and Analysis
For the three and six months ended June 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Working capital
Working capital is calculated as current assets less current liabilities. The Company uses working capital as a measure of the Company’s operational efficiency and short-term financial health.
Operating margin
Operating margin is calculated as mine operating earnings divided by revenue. The Company uses Operating Margin as a measure of the Company's profitability. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended June 30,	Six months ended June 30,
	2025	2025
Revenue	$61,072	$118,097
Mine operating earnings	25,210	40,694
Operating margin	41%	34%
Operating cash flow before change in working capital
The Company uses operating cash flow before change in working capital to determine the Company’s ability to generate cash flow from operations, and it is calculated by adding back the change in working capital to operating cash flow as reported in the consolidated statements of cash flows.

	Three months ended June 30,	Six months ended June 30,
	2025	2025
Operating cash flow	$16,305	$32,037
Add: change in working capital	297	(3,135)
Operating cash flow before change in working capital	$16,602	$28,902
Operating cash flow per share (basic)	$0.10	$0.19
Operating cash flow before change in working capital per share (basic)	$0.10	$0.17
Weighted average shares outstanding (basic)	168,930	168,820
Cash costs
Cash costs are a non-GAAP financial metric which includes production costs, and government royalties. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.

INTEGRA RESOURCES CORP.	16

Management Discussion and Analysis
For the three and six months ended June 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)
AISC
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Three months ended June 30,	Six months ended June 30,
	2025	2025
Production costs	$28,299	$62,781
Royalties and excise taxes	4,185	7,917
Fair value adjustment to production costs on sale of acquired inventories	1,615	3,385
Less: Silver revenue	(452)	(1,047)
Total cash costs	33,647	73,036
Reclamation accretion expense	210	567
Sustaining capital expenditures	14,194	20,213
Mine-site AISC	$48,051	$93,816
General and administrative expenses	$1,862	$3,536
Total AISC	$49,913	$97,352
Gold ounces sold (oz)	18,194	37,734
Cash costs (per Au sold)	$1,849	$1,936
Mine-site AISC (per Au sold)	$2,641	$2,486
AISC (per Au sold)	$2,777	$2,605
Adjusted earnings
Adjusted earnings and adjusted basic earnings per share (collectively, "Adjusted Earnings") are presented to remove items that are unrelated to ongoing operations. These metrics do not have a standardized definition under IFRS Accounting Standards and should not be considered as a substitute for results prepared in accordance with IFRS Accounting Standards. Other companies may calculate Adjusted Earnings differently. Adjusted Earnings excludes the tax-effected impact of transaction and integration costs, unrealized gains and losses on foreign currency derivative contracts, gains or losses from the disposal of mineral properties, plant and equipment, and deferred taxes.

	Three months ended June 30,	Six months ended June 30,
	2025	2025
Net earnings	$10,642	$11,625
Increase (decrease) due to:
Transaction and integration costs	36	2,131
Fair value adjustment to production costs on sale of acquired inventories	(1,615)	(3,385)
Unrealized losses on derivatives	1,888	4,971
Mineral properties, plant and equipment losses	15	51
Deferred tax expense	806	813
Adjusted earnings	11,772	16,206
Weighted average shares outstanding (in 000's) Basic	168,930	168,820
Adjusted basic earnings per share	$0.07	$0.10

INTEGRA RESOURCES CORP.	17

Management Discussion and Analysis
For the three and six months ended June 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)

11. Review of Quarterly Results
The following table sets out selected quarterly results over a period encompassing the most recently completed eight quarters. The most significant factors affecting results in the quarters presented were the Company's acquisition of the Florida Canyon Mine in Q4 2024.

	Quarter Ended
	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Revenue	$61,072	$57,025	$30,350	$-
Mine operating earnings	$25,210	$15,484	$5,374	$-
Earnings for the period	$10,642	$983	$(9,501)	$(6,761)
Earnings per common share - basic	$0.06	$0.01	$(0.10)	$(0.08)
Earnings per common share - diluted	$0.06	$0.01	$(0.10)	$(0.08)

	Quarter Ended
	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Revenue	$-	$-	$-	$-
Mine operating earnings	$-	$-	$-	$-
Earnings for the period	$(6,776)	$(5,495)	$(7,100)	$(8,073)
Earnings per common share - basic	$(0.07)	$(0.08)	$(0.10)	$(0.12)
Earnings per common share - diluted	$(0.07)	$(0.08)	$(0.10)	$(0.12)

12. Related Party Transactions
The Company’s related parties include its subsidiaries, and key management personnel, which primarily consists of short-term employee benefits and share-based compensation. There were no transactions with related parties outside of the ordinary course of business during the six months ended June 30, 2025.

13. Risks and Uncertainties
The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company operates an operating gold mine and is subject to the risks and uncertainties related to Florida Canyon Mine. In addition, the Company’s exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future.
Readers are advised to study and consider risk factors disclosed in the Company’s Annual Information Form for the fiscal year ended December 31, 2024, dated March 26, 2025 and available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca or EDGAR at www.sec.gov.

14. Material Accounting Policies, Standards and Judgements
Application of New and Revised Accounting Standards
Presentation of Financial Statements (Amendments to IAS 1)
We have adopted the amendments to IAS 1 Presentation of Financial Statements regarding the classification of liabilities as current or non-current based on contractual rights that are in existence at the end of the reporting period and affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be compiled with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have a material impact on the Company.

INTEGRA RESOURCES CORP.	18

Management Discussion and Analysis
For the three and six months ended June 30, 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Accounting Standards Issued but Not Yet Applied
Presentation and Disclosure in Financial Statements (IFRS 18)
IFRS 18 has been issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, mainly the income statement where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will require management-defined performance measures to be explained and included in a separate note within the consolidated financial statement. The standard is effective for financial statements beginning on January 1, 2027, including interim financial statements and requires retrospective application. The Company is currently assessing the impact of this amendment.
There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the Company.

15. Disclosure and Internal Control Procedures
Management is responsible for establishing and maintaining effective internal control over financial reporting and disclosure controls and procedures as defined in our 2024 annual MD&A.
The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS Accounting Standards. Disclosure controls and procedures are designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company.
Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There were no changes in the Company’s internal control over financial reporting and disclosure controls and procedures during the three and six months ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
The Company's management, at the direction of the CEO and CFO, will continue to assess the effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures, and may make modifications if required.

INTEGRA RESOURCES CORP.	19